(LOGO)
                                    KNUTSON
                              MORTGAGE CORPORATION

                              REPORT OF MANAGEMENT

We, as members of management of Temple-Inland Financial Services, Inc., and Subsidiaries (including Knutson Mortgage Corporation) (the "Company") are responsible for complying with the minimum servicing standards as set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS (the "USAP"). We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of the Company's compliance with the minimum servicing standards as set forth in the USAP as of December 31, 1997 and for the 15 month period then ended. Based on this evaluation, we assert that during the 15 month period ended December 31, 1997, the Company complied, in all material respects, with the minimum servicing standards set forth in the USAP.

During the 15 month period ended December 31, 1997, the Company did not consistently document its supervisory review and approval of custodial account reconciliations. Although not consistently documented, in most instances a supervisory review had taken place. As of January 1998, a procedure to document supervisory review and approval had been instituted. Because a supervisory review was made in most instances, we believe this is not a material noncompliance with the minimum servicing standards set forth in the USAP.

As of December 31, 1997, the Company had in effect a fidelity bond and errors and omissions policy in the amount of $30,000,000.


By:/s/Richard Hebl
Senior Vice President -
         Loan Administration


    3001 METRO DRIVE/SUITE 400/ MINNEAPOLIS, MINNESOTA 55425/(612) 204-2600